October 13, 2021

Via EDGAR Correspondence Filing

Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Specialty Finance Corporation (the “Fund”)

File No. 811-23067

Dear Ms. Hamilton:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), provided by telephone conference on September 14, 2021 in connection with the Staff’s review of periodic disclosures as required by Section 408 of the Sarbanes-Oxley Act of 2002, regarding the Fund’s Annual Reports for the fiscal year ended June 30, 2020 and 2021 (the “Annual Report”) as filed on Form N-CSR with the SEC on September 10, 2020 and September 8, 2021, respectively.

1.	The Form N-CEN that was filed on September 11, 2020 for the period ending June 30, 2020 does not contain responses to Items B.12 (Fidelity bond and insurance), B.13 (Directors and officers/errors and omissions insurance), B.18 (Report on internal control), and B.23 (Rule 19a-1 notice). Please provide an explanation as to why these were not included and refile Form N-CEN indicating the appropriate responses.

Response: These responses were unintentionally omitted due to an administrative error. The Fund will refile Form N-CEN in accordance with the comment with all required sections included.

2.	The June 30, 2020 N-CSR contains the following language, as it relates to the Fund’s expenses limitation agreement, in footnote 5 to the Financial Statements, in the section entitled “Investment Advisory Fee and Other Transactions with Affiliates”, “For the year ended June 30, 2020, the Adviser did not recoup of any reimbursed expenses, these amounts represent expenses waived due to the expense cap, and is not inclusive of the advisory fee waiver.” Please supplementally explain the terms of the advisory fee waiver and, in the future, please ensure the terms are disclosed as appropriate as you would for related party transactions.

Response: The Fund believes it has adequately described the terms of the advisory fee waiver in the below statements, which precede the referenced statement.

“In addition, the Adviser has agreed to waive or reimburse expenses of the Fund (other than brokerage fees and commissions; loan servicing fees; borrowing costs such as (i) interest and (ii) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund may invest; the cost of leverage; and extraordinary expenses) to the extent necessary to limit the Fund’s total annual operating expenses at 1.95% of the average daily Managed Assets for that period through October 28, 2020. The Adviser may recover from the Fund expenses reimbursed for three years after the date of the payment or waiver if the Fund’s operating expenses, including the recovered expenses, falls below the expense cap.”

The Fund will consider in future filings clarifying the statement reference in footnote 5 to read as follows:

“For the year ended [ ], the Adviser did not recoup of any reimbursed expenses and, as such, these amounts represent expenses waived due to the expense cap. An Advisor fee waiver was not applicable during this period and therefore the amounts do not reflect the inclusion an advisory fee waiver.”

3.	In the June 30, 2020 N-CSR the certifications were signed on September 9, 2020 and the N-CSR was filed on September 10, 2020. Please explain compliance with Rule 30b2-1 and Rule 30e-1 of the Investment Company Act.

Response: The 60th day after year end was August 29, 2020, which was a Saturday. The Fund confirms that reports were transmitted to shareholders on the following business day, August 31, 2020. Form N-CSR was filed 10 days after August 31, 2020, on September 10, 2020.

4.	In the June 30, 2020 N-CSR there is a footnote that indicates that there were past due loans. It states, “[a] loan is deemed past-due at June 30, 2020, if the loan borrower has not made its required payment as of the most recent due date” and it refers you to the past due loans table for a summary of past due loans as of June 30, 2020. However, the Form N-PORT for the Fund does not indicate any securities in default or payments in arrears. Please update the Form N-PORT going forward. Please refer to disclosure requirements of Reg. S-X as it relates to non-income producing securities.

Response: In future filings the Fund will include in Form N-PORT any securities in default or payments in arrears in accordance with the comment.

5.	In the June 30, 2021 N-CSR it appears the small business loans are restricted securities so please include the required Reg. S-X disclosures with regard to restricted securities, including the cost of acquisitions.

Response: In future filings the Fund will include the required Reg. S-X disclosure with regard to restricted securities, including the cost of acquisition, in Form N-CRS.

6.	In the June 30, 2021 N-CSR it appears a summary schedule of investments was included with an attachment to the full schedule of investments. However, we note that the attached schedule of investments does not appear to include an opinion covering such schedule as audited. Please refile with the correct opinion covering such schedule.

Response: The opinion referenced was unintentionally omitted due to an administrative error. The Fund will refile Form N-CSR in accordance with the comment with the required opinion included

7.	In the June 30, 2021 N-CSR we note that the information regarding past due loans was included in the fiscal year 2020 financial statements. However, this information was removed in fiscal year 2021. Please supplementally describe why such information was removed and consider inclusion in future reports.

Response: The Fund determined to replace the past due summary table with footnote (d) on the Statement of Investments due to the fact that the only past due loans related to one loan platform provider (Square). This information regarding the past due loans is presented as follows:

(d)	Contains past-due loans. A loan is deemed past-due at June 30, 2021, if the loan borrower has not made its required payment as of the most recent due date. As of June 30, 2021, $615,109 of whole loans were past due, which represents 0.67% of net assets.

8.	In fiscal year 2020 there were past due consumer loans. Please supplementally explain if such positions were sold or written off for tax purposes in 2021. Please refer to the 1994-04 Dear CFO Letter which indicated that securities with zero value should be included, unless written off for tax purposes.

Response: The Fund confirms that all consumer loans were sold off during the applicable year. No positions were held by the Fund as of June 30, 2021.

9.	In the June 30, 2021 N-CSR we note that the Fund’s investment portfolio includes SPACs. Please supplementally describe if the Fund has entered into any commitments to purchase additional shares in connection with the SPAC investments.

Response: The Fund confirms that it has not entered into any commitments to purchase additional shares in connection with the SPAC investments

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If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact me at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.

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